

September 22, 2022

Yang Hu
Chief Financial Officer
Yalla Group Ltd
#238, Building 16
Dubai Internet City
PO Box 50913
Dubai, United Arab Emirates

      Re: Yalla Group Ltd
          Form 20-F for the Year Ended December 31, 2021
          Filed on April 25, 2022
          File No. 001-39552

Dear Mr. Hu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021, filed on April 25, 2022

Item 5. Operating and Financial Review and Prospects
Operating Results
Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020, page 66

1.   In your discussion, you cite multiple factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 66, you attributed an increase in revenues, in part, due to expansion into new geographic markets without identifying such markets and quantifying the related revenue growth arising therefrom. You also broadly attributed increases in costs of revenues and general and administrative expenses to certain offsetting factors, respectively, which were not quantified. Please refer to Item 303(b) of Regulation S-K and, as applicable in future filings, revise throughout to discuss

qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line item offset one another. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

Non-GAAP Measures, page 67

2. Considering that the non-GAAP measure, Non-GAAP net income, is reported net of tax, please disclose your basis for presenting the pre-tax non-GAAP adjustment ("share-based compensation") at a zero effective tax rate. Refer to the guidance under Q&A 102.11 of the C&DI on Non-GAAP Financial Measures.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(w) Segment Reporting , page F-19

3. Please disclose long-lived assets located in your respective country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-4(b).

11. Income Tax , page F-27

4. Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.

14. Revenue Information, page F-31

5. We understand from your disclosure that you do not require real name and real country information from your users upon initial registration; therefore, country information is neither available nor verified. ASC 280, however, doesn't prescribe a specific method for determining the appropriate country for attribution of revenues. Tell us your consideration of alternative methods for attributing revenues to various countries and tell us why you chose to rely only on customer data obtained upon initial registration. In this regard, pursuant to ASC 280-10-50-41(a), please disclose your revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total. If material, disclose separately those revenues from external customers attributed to an individual foreign country. Additionally, disclose your basis for attributing revenues from external customers to individual countries.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology